December 18, 2019

Haruhiko Abe
Chief Executive Officer
Well-being Holdings, Inc.
4-18-19-601, Hakataekimae
Fukuoka, Japan

       Re: Well-being Holdings, Inc.
           Registration Statement on Form 10-12G
           Filed November 13, 2019
           File No. 000-56118

Dear Mr. Abe:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services